FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 8, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the updated risk factors and details of recent developments disclosure relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Group”) and The Royal Bank of Scotland plc (“RBS”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Issuer Group”), and is being incorporated by reference into the Registration Statements with File Nos. 333-162219 and 333-162219-01.

The section entitled “Risk Factors” commences below. The section relating to “Recent Developments” commences on page 34.

RISK FACTORS

Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBS and RBSG and cause RBS’s and RBSG’s future results to be materially different from expected results. RBS’s and RBSG’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties RBS’s and RBSG’s businesses face. RBS and RBSG have described only those risks relating to their operations that they consider to be material. There may be additional risks that RBS and RBSG currently consider not to be material or of which they are not currently aware, and any of these risks could have the effects set forth above. All of these factors are contingencies which may or may not occur and RBS and RBSG are not in a position to express a view on the likelihood of any such contingency occurring. Investors should note that they bear RBS’s and RBSG’s solvency risk. Each of the risks highlighted below could have a material adverse effect on the amount of principal and interest which investors will receive in respect of any securities issued by RBSG or RBS (the “Securities”). In addition, each of the risks highlighted below could adversely affect the trading price of such Securities or the rights of investors under such Securities and, as a result, investors could lose some or all of their investment.

RBS is a principal operating subsidiary of RBSG and accounts for a substantial proportion of the consolidated assets, liabilities and operating profits of RBSG. Accordingly, risk factors below which relate to RBSG and the Group will also be of relevance to the Issuer and the Issuer Group.

RBSG and its United Kingdom bank subsidiaries (including RBS) may face the risk of full nationalization or other resolution procedures under the United Kingdom Banking Act 2009

Under the United Kingdom Banking Act 2009 (the “Banking Act”), substantial powers have been granted to the Commissioners of Her Majesty’s Treasury (“HM Treasury”), the Bank of England and the Financial Services Authority (the “FSA”) (together, the “Authorities”) as part of a special resolution regime (the “SRR”). These powers enable the Authorities to deal with United Kingdom banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000, as amended (the “FSMA”) (each, a “relevant entity”) where the conditions set out in the next paragraph headed “The SRR may be triggered prior to the insolvency of RBSG or its United Kingdom bank subsidiaries (including RBS)” are met. The SRR consists of three stabilization options and two insolvency and administration procedures applicable to United Kingdom banks which may be commenced by the Authorities. The stabilization options provide for: (i) transfer of all or part of the business of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England; and (iii) temporary public ownership (nationalization) of the relevant entity or its United Kingdom-incorporated holding company. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively. The following paragraphs of this risk factor headed “RBSG and its United Kingdom bank subsidiaries (including RBS) may face the risk of full nationalization or other resolution procedures under the United Kingdom Banking Act 2009” set out some of the possible consequences of the exercise of those powers under the SRR.

The SRR may be triggered prior to the insolvency of RBSG or its United Kingdom bank subsidiaries (including RBS)

The purpose of the stabilization options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilization options may only be exercised if (a) the FSA is satisfied that a relevant entity such as RBSG’s United Kingdom banking subsidiaries, including RBS and National Westminster Bank Plc (“NatWest”), is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41(1) of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorization to perform regulated activities), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilization options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilization options to be necessary, having regard to certain public interest considerations (such as the stability of the United Kingdom financial systems, public confidence in the United Kingdom banking systems and the protection of depositors). It is therefore possible that one of the stabilization options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity (such as RBS or NatWest) or RBSG could be initiated.

The stabilization options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as RBSG) into temporary public ownership provided that certain conditions are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

Various actions may be taken in relation to any Securities issued by RBSG or RBS without the consent of the holders thereof

If the stabilization options are exercised in respect of RBS, HM Treasury or the Bank of England may exercise extensive share transfer powers (applying to a wide range of securities) and property transfer powers (including powers for partial transfers of property, rights and liabilities) in relation to RBS. If such powers are exercised in respect of RBS, or if HM Treasury decides to take RBSG into temporary public ownership, various actions may be taken in relation to any Securities issued by RBS or RBSG without the consent of holders of the Securities, including (among other things):

(i)	transferring the Securities free from any contractual, legislative or other restrictions on transfer;

(ii)	transferring the Securities free from any trust, liability or other encumbrance;

(iii)	extinguishing any rights to acquire Securities;

(iv)	delisting the Securities;

(v)	converting the Securities into another form or class (the scope of which power is unclear, although may include, for example, conversion of the Securities into equity securities);

(vi)	disapplying any termination or acceleration rights or events of default under the terms of the Securities which would be triggered by the transfer or certain related events; or

(vii)	where property is held on trust, removing or altering the terms of such trust.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

The taking of any such actions may adversely affect the rights of holders of the Securities, the price or value of their investment in the Securities and/or the ability of RBSG or RBS to satisfy their respective obligations under the Securities and/or contracts related to the Securities. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act if any action is taken in respect of the Securities (and if the relevant order provides for the amount of compensation payable to be determined by an independent valuer, then for the purposes of determining an amount of compensation, the independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

Contractual arrangements between RBS, RBSG, other companies within the Group and/or the bridge bank or private sector purchaser may be created, modified or cancelled

If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity’s (including RBS’s) business were effected, or if a relevant entity (such as RBS) were made subject to the SRR and a partial transfer of its business to another entity were effected, the transfer may directly affect RBS, RBSG and/or other Group companies by creating, modifying or cancelling its or their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require RBS, RBSG or other Group companies to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between RBS, RBSG or the transferred business and a Group company; or (iii) impose additional obligations on RBS, RBSG under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of RBS and RBSG to satisfy their respective obligations under the issued Securities or related contracts.

A partial transfer of RBS’s or RBSG’s business may result in a deterioration of its creditworthiness

If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity’s business were effected, or if a relevant entity (such as RBS) were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect RBS’s and RBSG’s financial condition and increase the risk that RBS and RBSG may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act. In such circumstances, holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act, but there can be no assurance that compensation would be assessed to be payable or that such holders would recover any compensation promptly and/or equal to any loss actually incurred.

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the United Kingdom

Government took action under that Act in respect of a number of United Kingdom financial institutions, including, in extreme circumstances, full and partial nationalization. There have been concerns in the market in recent years regarding the risks of such nationalization in relation to RBSG, RBS and other United Kingdom banks. If economic conditions in the United Kingdom or globally were to deteriorate, or the events described in the following risk factors were to occur to such an extent that they had a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the Group, the United Kingdom Government may decide to take similar action in relation to RBS or RBSG under the Banking Act. Given the extent of the Authorities’ powers under the Banking Act, it is difficult to predict the effect that such actions might have on the Group and any securities issued by RBS, RBSG or other Group companies. However, potential impacts may include full nationalization of RBS or RBSG, the total loss of value in Securities issued by RBS and RBSG and the inability of RBS and RBSG to perform their respective obligations under the Securities.

If a relevant stabilization option were effected in respect of RBSG or the stabilization options were effected in respect of a relevant entity (such as RBS) or its business within the Group, HM Treasury would be required to make certain compensation or resolution fund orders, which would depend on the stabilization power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third party compensation order pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalized. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of which are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the United Kingdom Government, the governments of the other EU member states and the United States Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group’s key markets, including those in the United States and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including RBSG, RBS, RBS Holdings N.V. and The Royal Bank of Scotland N.V. (“RBS N.V.”), and will continue to impact the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower prices of ordinary shares in the share capital of RBSG (“Ordinary Shares”), decreased asset values, additional write-downs and impairment charges and lower profitability.

In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, which could have a material adverse impact on the Group’s earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group’s exposure to the economies of such member states, in particular Ireland, has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the United States, the United Kingdom and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B Shares) which may impair the Group’s ability to raise new Tier 1 capital

The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008 (the “First Placing and Open Offer”), the issuance of £25.5 billion of B shares in the capital of RBSG (the “B Shares”) which are, subject to certain terms and conditions, convertible into Ordinary Shares to HM Treasury, a contingent commitment by HM Treasury to subscribe (the “Contingent Subscription”) for up to an additional £8 billion of B Shares (the “Contingent B Shares”) if certain conditions are met and the Group’s participation in the Asset Protection Scheme (the “APS”) (the “State Aid”). In that context, as part of the terms of the State Aid approval, the Group, together with

HM Treasury, agreed the terms of a restructuring plan (the “State Aid restructuring plan”).

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend (including preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period which commenced on April 30, 2010. These restrictions will prevent RBSG, RBS and other Group companies (other than companies in the RBS Holdings N.V. group (which was renamed from ABN AMRO Holding N.V. on April 1, 2010), which are subject to different restrictions) from paying dividends on their preference shares and coupons on other Tier 1 securities, and RBSG from paying dividends on its Ordinary Shares, for the same duration, and it may impair the Group’s ability to raise new capital through the issuance of Ordinary Shares of RBSG and other Securities issued by RBSG or RBS.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group’s insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG also agreed to divest its global card payment services business, Global Merchant Services (“GMS”), by the end of 2013, subject to RBSG retaining up to 20% of GMS if required by the purchaser, its interest in RBS Sempra Commodities LLP (“RBS Sempra Commodities”), the Group’s joint venture with Sempra Energy and a leading global commodities trader and the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct small and medium-size enterprise (“SME”) customers and certain mid-corporate customers across the United Kingdom. The Group has progressed with certain of these disposals over the course of 2010. For further information, see “Recent Developments—State Aid”. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the State Aid restructuring plan) and the potential for realizing additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group’s existing competitors in the Group’s markets. The effect of this on the Group’s future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group’s operations and financial condition and its business generally.

If any or all of the risks described above, or any other currently unforeseen risks, materialize, there could be a materially adverse impact on the Group’s business, operations, financial condition, capital position and competitive position.

For further details on the State Aid restructuring plan, including a description of the Group’s undertakings and the restrictions imposed, see “Recent Developments—State Aid Restructuring Plan” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG.

The Group’s ability to implement its strategic plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction program

In light of the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the program announced in February 2009 to run-down and sell the Group’s non-core assets and businesses and the continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group's Non-Core division totaled £252 billion, excluding derivatives, as at December 31, 2008. At December 31, 2010, this total had reduced to £137.9 billion, excluding derivatives, largely as a result of the progress made in business disposals and portfolio sales during the course of 2010. This balance sheet reduction program continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favorable economic terms to the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group’s assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favor of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as noted above in the context of the State Aid restructuring plan and in the context of other disposals, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the restructuring plans) and the potential for realizing additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the Group's ability to implement its strategic plan and have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise-specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group’s access to traditional sources of liquidity has been, and may again be, restricted. In addition, in common with other banking groups, the Group has experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group’s overall cost of funding.

The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While money market conditions improved during the course of 2009 and 2010, with the Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among United Kingdom banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. Significant progress was made during the course of 2010 in reducing non-core asset levels. While the liquidity position of the Group may be materially adversely impacted if it is unable to achieve the run-off and sale of non-core and other assets and businesses as expected, the magnitude of this risk reduced during the course of 2010. Any significant delay in those plans may nevertheless require the Group to consider disposals of other assets not previously identified for disposal to achieve its funded balance sheet target level.

The Group has participated in governmental support schemes including the United Kingdom Government Credit Guarantee Scheme and the Special Liquidity Scheme. The Credit Guarantee Scheme closed for new issuance in February 2010 and the Special Liquidity Scheme closed for new transactions in January 2009. All of the Group’s financing under the United Kingdom Government Credit Guarantee Scheme and the Special Liquidity Scheme matures in 2011 and 2012. As at December 31, 2010, the total amount outstanding of debt instruments issued by RBS which benefit from the United Kingdom Government Credit Guarantee Scheme was £41,455 million. For further information, see “Risk and balance sheet management—Balance sheet management: Funding and liquidity risk—Credit Guarantee Scheme” and “Risk and balance sheet management—Balance sheet management: Funding and liquidity risk—Special Liquidity Scheme” in the Report on Form 6-K filed with the SEC on March 4, 2010 containing the unaudited 2010 results of RBSG. The Group expects to mitigate the impact of this refinancing concentration through a combination of seeking funds from alternative sources, the continuation of the Group’s balance sheet reduction program and other reductions in the Group’s net wholesale funding requirement. However, there can be no assurance that such mitigation efforts will be successful.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group’s overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

The financial performance of the Group has been materially affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Whilst some economies stabilized over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States and the rest of Europe, particularly Ireland). The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group’s borrowers and counterparties and also impact the Group's ability to enforce contractual security rights.

In the United States during the last year there has been disruption in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures. In addition, a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold and has not ceased any of its US foreclosure activities.

The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group

The Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default by the Group’s counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and geographic markets, particularly the United States and Europe). In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralized debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgments and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realized by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognize further significant write-downs in addition to those already recorded or realized or realize increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities. Further information about the write-downs which the Group has incurred and the assets it has reclassified during the year ended December 31, 2010 is set out in the Report on Form 6-K filed with the SEC on March 4, 2010 containing the unaudited 2010 results of RBSG.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (“CDSs”), which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness has deteriorated rapidly, which may continue. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded and such adjustments may have a material adverse impact on the Group’s financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of RBSG’s non-United Kingdom subsidiaries (principally Citizens Financial Group, Inc. (“Citizens”), RBS N.V. and RBS Securities Inc.) and may affect income from foreign exchange dealing. RBSG and RBS prepare their consolidated financial statements in sterling. Fluctuations in the exchange rates used to translate other currencies into sterling affect RBSG’s or RBS’s reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group’s operations whose functional currency is not sterling.

The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialization is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the United Kingdom Government’s credit ratings

RBSG, RBS and other Group members have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly RBS) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the Group through HM Treasury’s guarantee scheme (announced by the United Kingdom Government on October 8, 2008) (the “Credit Guarantee Scheme”), any downgrade in the United Kingdom Government’s credit ratings could materially adversely affect the credit ratings of Group companies and may have the effects noted above. Standard & Poor’s Credit Market Services Europe Limited. reaffirmed the United Kingdom Government’s “AAA” rating with stable outlook on October 26, 2010 and Moody’s Investors Service Limited reaffirmed the United Kingdom Government’s “Aaa” rating on May 7, 2010. Fitch Ratings Limited reaffirmed the United Kingdom Government’s “AAA” rating with stable outlook on July 31, 2009 and Moody’s Investors Service Limited reiterated the United Kingdom Government’s stable outlook on June 23, 2010. Credit ratings of RBSG, RBS, RBS N.V., Ulster Bank and Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition or result in a loss of value in the Securities.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the United Kingdom, the United States and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the issuance of the £25.5 billion of B Shares, the grant of the Contingent Subscription and the previous placing and open offers was to allow the Group to strengthen its capital position. The FSA’s liquidity policy statement issued in October 2009 states that UK regulated firms must hold sufficient eligible securities to survive a liquidity stress and that liquidity policy statement, together with the developments described below, has resulted in the Group holding a greater amount of government securities to ensure that it has adequate liquidity in times of financial stress.

On December 17, 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled ”Strengthening the resilience of the banking sector“. On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On December 16, 2010, the Basel Committee published the Basel III rules in documents entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” (containing the reforms relating to capital) and “Basel III: International framework for liquidity risk measurement, standards and monitoring” (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2% (before the application of regulatory adjustments) to 4.5% (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4% to 6%. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8%. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable. The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on January 1, 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitizations, including non-core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the United Kingdom and in other jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, including in the form of Ordinary Shares or B Shares and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG’s ability to pay dividends on or make other distributions in respect of Ordinary Shares and diluting the ownership of existing shareholders of RBSG. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group’s Core Tier 1 capital ratio decline to below 5% at any time before December 31, 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for December 31, 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. As provided in the Acquisition and Contingent Capital Agreement (as described and defined in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG), the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. For further details of these restrictions, see “Recent Developments—Principal Terms of Issue of the B Shares and the Dividend Access Share” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG.

As at December 31, 2010, the Group’s Tier 1 and Core Tier 1 capital ratios were 12.9% and 10.7%, respectively, calculated in accordance with FSA requirements. Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate

Under International Financial Reporting Standards (“IFRS”), the Group recognizes at fair value: (i) financial instruments classified as “held-for-trading” or “designated as at fair value through profit or loss”; (ii) financial assets classified as “available-for-sale”; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected

The consolidation that has taken place in recent years among banking institutions in the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the United States and United Kingdom markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract retail deposits on more favorable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

As a condition to HM Treasury support, RBSG has agreed to certain undertakings which may serve to limit the Group’s operations

Under the terms of the First Placing and Open Offer, RBSG provided certain undertakings aimed at ensuring that the subscription by HM Treasury of the relevant Ordinary Shares and preference shares and the Group’s participation in the Credit Guarantee Scheme offered by HM Treasury as part of its support for the United Kingdom banking industry are compatible with the common market under EU law. These undertakings included (i) certain lending commitments in relation to United Kingdom residential mortgage lending and lending to SMEs in the United Kingdom until February 28, 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group’s balance sheet. Under the terms of the placing and open offer undertaken by RBSG in April 2009 (the “Second Placing and Open Offer”), the Group’s undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. Pursuant to these arrangements, RBS agreed to make available to creditworthy borrowers on commercial terms, £16 billion above the amount RBSG had budgeted to lend to United Kingdom businesses and £9 billion above the amount RBSG had budgeted to lend to United Kingdom homeowners in the year commencing March 1, 2009.

In relation to the 2009 commitment period, which ended on February 28, 2010, the Group’s net mortgage lending to United Kingdom homeowners was £12.7 billion above the amount it had originally budgeted to lend. In relation to its business lending commitment, the Group extended £41 billion of gross new facilities, drawn and undrawn, to United Kingdom businesses, including £27 billion to SMEs, but in the economic environment prevailing at the time, many customers were strongly focused on reducing their borrowings and repayments consequently increased. Moreover, the withdrawal of foreign lenders was less pronounced than anticipated, there was a sharp increase in capital market issuance and demand continued to be weak. As a result, the Group’s net lending did not reach the £16 billion targeted.

In March 2010, RBS agreed with the United Kingdom Government to certain adjustments to the lending commitments for the 2010 commitment period (the 12-month period which commenced on March 1, 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, RBS has committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to United Kingdom businesses in the period March 1, 2010 to February 28, 2011. In addition, RBS has agreed with the United Kingdom Government to make available £8 billion of net mortgage lending in the 2010 commitment period. This is a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ends on February 28, 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion. At December 31, 2010, RBS was on track to meet both its business and mortgage lending targets.

As discussed above, the Group has also agreed to certain other material commitments under the State Aid restructuring plan approved by the European Commission in relation to State Aid, including an agreement to refrain from making discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period which commenced on April 30, 2010. See “Recent Developments—State Aid Restructuring Plan” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG. It is possible that the Group may, in future, be subject to further restrictions on payments on such hybrid capital instruments, whether as a result of undertakings given to regulatory bodies or otherwise. For a description of certain other undertakings that the Group has also agreed to in the Acquisition and Contingent Capital Agreement, see “Recent Developments—Principal Terms of Issue of the B Shares and the Dividend Access Share—Acquisition and Contingent Capital Agreement—Undertakings” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG.

The undertakings described above may serve to limit the Group’s operations. See also “HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.”

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations

The Group’s ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The loss of the services of certain key employees, particularly to competitors, could have an adverse impact on the Group’s business. The Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government funding (such as the Group). In connection with its accession to the APS, the Group agreed with HM Treasury that it will be at the leading edge of implementing the G-20 principles and to consult with UK Financial Investments Limited (“UKFI”) in connection with the Group’s remuneration policy and the Group made a commitment to HM Treasury to comply with the FSA Remuneration Code which came into force on January 1, 2010. On January 1, 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III. In addition, as a result of its accession to the APS, the Group also has reached agreement with HM Treasury in relation to remuneration arrangements for the executive directors of the Group and certain employees involved in the APS, including approval rights for the Asset Protection Agency on annual APS-related performance targets. The deferral and claw-back provisions implemented by the Group may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group’s businesses.

In recent years, the Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the Group’s employees in the United Kingdom, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalizations or injections of government capital in the United States, the United Kingdom and other European countries. In recent years, there has also been increasing focus in the United Kingdom, United States and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the United Kingdom, the United States and other countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as the bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorizations and licenses, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in the Securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	government-imposed requirements with respect to lending to the United Kingdom SME market and larger commercial and corporate markets and residential mortgage lending;

•	requirements to operate in a way that prioritizes objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing and the introduction of, and changes to, levies, fees or taxes applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	other unfavorable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

For further information on the bank levy in the United Kingdom, see the section headed "Notes— 5. Bank levy" in the Report on Form 6-K filed with the SEC on March 4, 2010 containing the unaudited 2010 results of RBSG.

The Group is and may be subject to litigation and regulatory investigations that may impact its business

The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the EU, the United States and other jurisdictions, including class action litigation, anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programs. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. For details about certain litigation and regulatory investigations in which the Group is involved, see the sections entitled “Recent Developments—Litigation” and “Recent Developments—Investigations”.

The Group’s results have been and could be further materially adversely affected in the event of goodwill impairment

The Group capitalizes goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognized initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognize a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. For the year ended December 31, 2008, the Group recorded a £32.6 billion accounting write-down of goodwill and other intangibles relating to prior year acquisitions. For the year ended December 31, 2009, the Group recorded a £363 million accounting write-down of goodwill and other intangible assets principally relating to RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and NatWest goodwill allocated to Non-Core businesses. For the year ended December 31, 2010, the Group recorded a £10 million accounting write-down of goodwill and other intangible assets.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition or result in a loss of value in the Securities. A funding valuation of the Group’s major defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund, is currently being carried out with an effective date of March 31, 2010.

Operational risks are inherent in the Group’s operations

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorization, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programs), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorizations and licenses, reputation, results of operations and the price of the Securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that RBSG or RBS will be unable to comply with their respective obligations as a company with securities admitted to the Official List of the United Kingdom Listing Authority (the “Official List”) nor that they, or their relevant subsidiaries, will be unable to comply with their respective obligations as supervised firms regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future. From January 2011, the United Kingdom Government increased the standard rate of value added tax from 17.5% to 20% and on January 1, 2011, the United Kingdom Government introduced the banking levy. These changes, together with any future changes, such as the possible introduction of a financial activities tax, could reduce the Group’s profitability.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group

UKFI manages HM Treasury’s shareholder relationship with RBSG. Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The board of directors of RBSG (the “Board of Directors”) has a duty to promote the success of RBSG for the benefit of its members as a whole.

The offer or sale by the United Kingdom Government of all or a portion of its stake in RBSG could affect the market price of the Securities and related securities

The United Kingdom Government currently holds approximately 68% of the issued ordinary share capital of RBSG. On December 22, 2009, RBSG issued £25.5 billion of B Shares to the United Kingdom Government. The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares. The United Kingdom Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. The United Kingdom Government may sell all or a part of the Ordinary Shares that it owns at any time. Offers or sales by the United Kingdom Government of a substantial number of Ordinary Shares or securities convertible or exchangeable into Ordinary Shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The Group’s insurance businesses are subject to inherent risks involving claims

Future claims in the Group’s insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group’s control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the United Kingdom, the Financial Services Compensation Scheme (the “Compensation Scheme”) was established under the FSMA and is the United Kingdom’s statutory fund of last resort for customers of authorized financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilization power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorized by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorized firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. As at December 31, 2010, the Group had accrued £144.4 million for its share of Compensation Scheme management expenses levies for the 2010/2011 and 2011/2012 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in the Securities.

The Group’s business and earnings may be adversely affected by geopolitical conditions

The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business.

The restructuring plan for RBS Holdings N.V. is complex and may not realize the anticipated benefits for the Group

In 2007, the Group acquired an interest, through RFS Holdings B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on April 1, 2010). The restructuring plan in place for the integration and separation of ABN AMRO Holding N.V. into and among the businesses and operations of RBSG, the Dutch State and Banco Santander, S.A. (the “Consortium Members”) is complex, involving substantial reorganization of RBS Holdings N.V.’s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group’s businesses continues.

As part of this reorganization, on February 6, 2010, the majority of the businesses of RBS Holdings N.V. acquired by the Dutch State were legally demerged from the RBS Holdings N.V. businesses acquired by the Group and were transferred into a newly established company, ABN AMRO Bank N.V. (formerly named ABN AMRO II N.V.). This company was transferred to ABN AMRO Group N.V., a company wholly owned by the Dutch State, on April 1, 2010. Certain assets and liabilities of RBS Holdings N.V. acquired by the Dutch State were not part of the transfer which occurred on April 1, 2010 and remain within ABN AMRO Bank N.V. (now The Royal Bank of Scotland N.V.). These will be transferred to the Dutch State as soon as possible. In addition, certain assets within RBS N.V. continue to be under shared ownership by the Consortium Members.

On December 31, 2010, the share capital of RFS Holdings B.V. was amended, such that approximately 98% of RFS Holdings B.V.’s issued share capital is now held by RBSG, with the remainder being held by Santander and the Dutch State. Ultimately it is expected that RFS Holdings B.V. will become a wholly-owned subsidiary of RBSG.

As the Group does not currently own 100% of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A. (“Santander”), the Group may experience delays in implementing the planned integration of the businesses of RFS Holdings B.V. which are owned by the Group and such integration may place a strain on management, employee, operational and financial resources. Any such delays may also restrict the ability of the Group to realize the expected benefits of the acquisition. In addition, the Group may not realize the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have an adverse impact on the Group’s financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognized by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards

In accordance with IFRS, the Group has recognized deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognized deferred tax assets. In April 2011, the United Kingdom Government will commence a staged reduction in the rate of United Kingdom corporation tax from 28% to 24% over a four-year period. Such a change in the applicable tax rate would reduce the recoverable amount of the recognized deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognized by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognized and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on December 16, 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed “The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements”). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realized may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on January 1, 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on January 1, 2014, to be fully effective by January 1, 2018.

RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V. which may adversely affect the Issuer Group's results

RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V., which is a subsidiary of RBSG, under which it has sold credit protection over the exposures held by RBS N.V. and its subsidiaries that are subject to the APS. These agreements may adversely affect the Issuer Group's results as: (a) they cover 100% of losses on these assets whilst the APS provides 90% protection if losses on the whole APS portfolio exceed the first loss; and (b) the basis of valuation of the APS and the financial guarantee contract are asymmetrical: the one measured at fair value and the other at the higher of cost less amortization and the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

The Group’s participation in the APS is costly and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group’s business, capital position, financial condition and results of operations

On December 22, 2009, the Group acceded to the APS with HM Treasury acting on behalf of the United Kingdom Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures of RBS and certain members of the Group from HM Treasury in return for an annual fee. If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90% of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the Group’s asset portfolio, the APS provides additional protection to the Group’s capital ratios and financial position.

The APS is a unique form of credit protection over a complex range of diversified assets and exposures (the “Covered Assets”) in a number of jurisdictions. Owing to the complexity, scale and unique nature of the APS and the uncertainty resulting from the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group’s participation in the APS and in the impact of the APS on the Group’s business, operations and financial condition. Such issues or risks may have a material adverse effect on the Group.

Moreover, the Group’s choice of assets or exposures to be covered by the APS was based on certain predictions and assumptions at the time of its accession to the APS. There is therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and the Group’s financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

Notwithstanding the Group’s participation in the APS and the issue of the £25.5 billion of B Shares and, if required, the issue of the £8 billion of Contingent B Shares, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10% of Covered Assets losses after the first loss amount (see “Recent Developments—The APS: Principal Terms and Conditions—First loss and the 90%/10% Split” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG). There is therefore no assurance that the Group’s participation in the APS and the issue of B Shares and, if required, the Contingent B Shares will achieve the Group’s goals of improving and maintaining the Group’s capital ratios in the event of further losses and improving market confidence in the Group. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the Group’s capital ratios at the requisite levels in the event of further losses. If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group’s capital position, liquidity, operating results and future prospects

In the event that the Group’s Core Tier 1 capital ratio declines to below 5%, HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group’s capital ratios to the desired or requisite levels. If RBSG is unable to issue the Contingent B Shares, the Group’s business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which the Group operates, which could include full nationalization, other resolution procedures under the Banking Act or revocation of permits and licenses necessary to conduct the Group’s businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

There are limits on APS coverage and uncovered exposures and risks may have a material adverse impact on the Group’s business, financial condition, capital position, liquidity and results of operations

As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the APS documents, there is a risk that the Group may have included assets or exposures within the Covered Assets which are, or may later become, ineligible for protection under the APS, which would reduce the anticipated benefits to the Group of the APS. Further, there is no ability to nominate additional or alternative assets or exposures in place of any which may turn out not to be covered under the APS.

Protection under the APS may be limited or may cease to be available where (i) Covered Assets are not correctly or sufficiently logged or described, (ii) a Covered Asset is disposed of (in whole or in part) prior to a trigger event, (iii) the terms of the APS do not apply or are uncertain in their application, (iv) the terms of the protection itself potentially give rise to legal uncertainty, (v) certain criminal conduct has or may have occurred in respect of Covered Assets, (vi) a breach of bank secrecy, confidentiality, data protection or similar laws has occurred or may occur, (vii) certain of the extensive governance, asset management, audit and reporting obligations under the UK Asset Protection Scheme Terms and Conditions (the “Scheme Conditions”) are not complied with, (viii) the Group does not comply with the instructions of a step-in manager appointed by HM Treasury or (ix) HM Treasury seeks to appoint a step-in manager in respect of Covered Assets held within the RBS Holdings N.V. group (or in certain other jurisdictions) and it is not possible to obtain consent from the Dutch Central Bank (if required) to such step-in.

The Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive governance, asset management, audit and reporting obligations under the Scheme Conditions. The Group’s compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. Since the Group’s operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. Where the Group is in breach of its continuing obligations under the Scheme Conditions or otherwise unable to provide or verify information as required under the APS, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights. The occurrence of the risks or circumstances referred to above may impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The extensive governance, asset management and information requirements under the Scheme Conditions and any changes or modifications to the Scheme Conditions may have a negative impact on the expected benefits of the APS and may have an adverse impact on the Group

There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the Covered Assets, other assets and the operations of the Group and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. Additionally pursuant to the accession agreement between HM Treasury and RBSG relating to the accession to the APS (the “Accession Agreement”), HM Treasury has the right to require RBS to appoint one or more Special Advisers (“SOC Special Advisers”) to exercise oversight functions over certain assets in the APS. On June 18, 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS and there have been four such appointments to date granting certain oversight rights in relation to certain specified assets. The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.

HM Treasury may, following consultation with the Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective and may result in (i) a loss of or reduction in the protection expected by the Group under the APS, (ii) an increase in the risk weightings of the Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions, (iv) a material increase in the costs of the APS and/or (v) restrictions or limitations on the Group’s operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group’s financial condition and results of operations.

Any changes to the expected regulatory capital treatment of the APS, the B Shares and the Contingent B Shares may negatively impact the Group’s capital position

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. The Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. There is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group’s capital ratios will not be fully achieved.

There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, the regulatory capital treatment may differ from that assumed by the Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur. If participation in the

APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group’s capital ratios, this could cause the Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the APS may be greater than the benefits received

The costs of participating in the APS incurred by the Group to HM Treasury include, among others, a fee of £700 million per annum, payable in advance for each of the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) December 31, 2099.

The amounts that may be received under the APS (which amounts are difficult to quantify precisely) may be less than the costs of participation which are themselves also difficult to quantify. The aggregate effect of the joining, establishment, operational and exit costs and fees and expenses of, and associated with, the APS may significantly reduce or even eliminate the benefit to the Group of the APS.

Participation in the APS may result in greater tax liabilities for the Group and the loss of potential tax benefits

The Group can opt (with the consent of HM Treasury) to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any APS exit fee by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets. The Group has not opted to do so to date, but if the Group so opts in the future, it is difficult to value accurately the cost to the Group, which depends on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law.

In addition to suffering greater tax liabilities in future years as a result of the waiver of the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (the “Tax Loss Waiver”), the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

There are significant costs associated with termination of the Group’s participation in the APS

In order to terminate the Group’s participation in the APS, the Group must have FSA approval and must pay an exit fee (see “Recent Developments—The APS: Principal Terms and Conditions—Asset withdrawal rights and termination rights” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG).

The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS and could have an adverse impact on the Group’s results of operation or result in a loss of value in the Securities. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, is unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until December 31, 2099, which could have an adverse impact on the Group’s results of operation or result in a loss of value in the Securities.

Under certain circumstances, the Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury. If the Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

Any conversion of the B Shares, in combination with any future purchase by HM Treasury  of Ordinary Shares, would increase HM Treasury’s ownership interest in RBSG, and could result in the delisting of RBSG from the Official List

On December 22, 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares at an initial conversion price of £0.50 per Ordinary Share. Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75% of the Ordinary Shares, if HM Treasury were to acquire additional Ordinary Shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury’s ownership interest in RBSG to above 75% of RBSG’s ordinary issued share capital, which would put RBSG in breach of the FSA’s Listing Rules requirement that at least 25% of its issued ordinary share capital must be in public hands. Although RBSG may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBSG from the Official List and potentially other exchanges where its Securities are currently listed and traded.

Participation in the APS may give rise to litigation and regulatory risk

In order to fulfill (or as a consequence of fulfilling) its disclosure obligations under the APS by disclosing certain information to HM Treasury (and, as a result of notices issued by it, the FSA), the Group may incur the risk of civil suits, criminal liability or regulatory actions. Adverse regulatory action or adverse judgments in litigation could have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or be required to remove Covered Assets from the APS so as not to be required to disclose such information to HM Treasury, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

RECENT DEVELOPMENTS

Overview

RBSG is a public limited company incorporated in Scotland with registration number SC045551 and was incorporated under Scots law on March 25, 1968. RBSG is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, the Group operates in the United Kingdom, the United States and internationally through its three principal subsidiaries, RBS, NatWest and RBS N.V. Both RBS and NatWest are major United Kingdom clearing banks. RBS N.V. is a bank regulated by the Dutch Central Bank. In the United States, the Group’s subsidiary Citizens is a large commercial banking organization. Globally, the Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

Acquisition and separation of ABN AMRO Holding N.V.

On October 17, 2007, RFS Holdings B.V, which at the time was owned by RBSG, Fortis N.V., Fortis S.A./N.V., Fortis Bank Nederland (Holding) N.V. and Banco Santander, S.A. (“Santander”), completed the acquisition of ABN AMRO Holding N.V., which was renamed RBS Holdings N.V. on April 1, 2010 when the shares in ABN AMRO Bank N.V. were transferred to ABN AMRO Group N.V., a holding company for the interests of the Dutch State. This marked the substantial completion of the restructuring of the activities of ABN AMRO Holding N.V. in accordance with the agreement between RBSG, the Dutch State and Santander (the “Consortium Members”). RBS Holdings N.V. has one direct subsidiary, RBS N.V., a fully operational bank within the Group, which is independently rated and regulated by the Dutch Central Bank.

On December 31, 2010, the share capital of RFS Holdings B.V. was amended, such that approximately 98% of RFS Holdings’ issued share capital is now held by RBSG, with the remainder being held by Santander and the Dutch State. Ultimately it is expected that RFS Holdings B.V. will become a wholly-owned subsidiary of RBSG.

Assets, owners’ equity and capital ratios

The Group had total assets of £1,453.6 billion and owners’ equity of £75.1 billion as at December 31, 2010. As at December 31, 2010, the Group’s capital ratios were a total capital ratio of 14.0%, a Core Tier 1 capital ratio of 10.7% and a Tier 1 capital ratio of 12.9%.

The Issuer Group had total assets of £1,422.2 billion and owners’ equity of £58.1 billion as at June 30, 2010.  As at June 30, 2010, the Issuer Group's capital ratios were a total capital ratio of 14.0% , a Core Tier 1 capital ratio of 8.5% and a Tier 1 capital ratio of 10.3%.

Principal subsidiaries

RBSG’s directly-owned principal subsidiaries are RBS and RBS Insurance Group Limited. In addition, RFS Holdings B.V. (the holding company of RBS Holdings N.V. and its subsidiary RBS N.V.) is approximately 98% owned, and is controlled, by RBSG. Each of these companies is included in the consolidated financial statements of RBSG and has an accounting reference date of December 31.

RBS is wholly-owned by RBSG and supervised by the Financial Services Authority as a bank. RBS N.V. is regulated by the Dutch Central Bank.

The principal subsidiaries of RBS are shown below. Their capital consists of ordinary and preference shares, which are unlisted with the exception of certain preference shares issued by NatWest. All of the subsidiaries are owned directly or indirectly through intermediate holding companies and are wholly-owned. All of these subsidiaries are included in the consolidated financial statements of RBSG and have an accounting reference date of December 31.

•	Citizens Financial Group, Inc.

•	Coutts & Company

•	RBS Securities Inc.

•	National Westminster Bank Plc

•	Ulster Bank Limited

The Group’s businesses

The Group’s activities are organized on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels. UK Retail launched the Retail Customer Charter in June 2010 and progress against the commitments made are formally reported as part of the year end results.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the United Kingdom through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through RBS Coutts.

Global Transaction Services (“GTS”) ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division, which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

The divisions discussed above are collectively referred to as Retail & Commercial.

Global Banking & Markets (“GBM”) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organized along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit and mortgage markets and portfolio management & origination.

RBS Insurance provides a wide range of general insurance products to consumers through a number of well known brands including; Direct Line,  Churchill and

Privilege. It also provides insurance services for third party brands, through its UKI Partnerships division. In the commercial sector, its NIG and Direct Line for Business operations provide insurance products for businesses via brokers or direct respectively. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. In addition to insurance services, RBS Insurance continues to provide support and reassurance to millions of UK motorists through its Green Flag breakdown recovery service and Tracker stolen vehicle recovery and telematics business.

Central Functions comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose. The division contains a range of businesses and asset portfolios, primarily from the GBM division, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic. See “—State Aid” below for further details on the sale of certain of the Group’s non-core assets and businesses.

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change. For reporting purposes, Business Services costs are allocated to the divisions above. It is not deemed a reportable segment.

State Aid

On December 14, 2009, the European Commission formally approved the Group’s participation in the APS, the issuance of £25.5 billion of B Shares to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares and the State Aid restructuring plan.

To comply with State Aid approval, RBSG has agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group’s insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG also agreed to divest GMS by the end of 2013, subject to RBSG retaining up to 20% of GMS if required by the purchaser, its interest in RBS Sempra Commodities and the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers and certain mid-corporate customers across the United Kingdom. In order to implement these restructurings, various businesses and divisions within the Group are being re-organized, transferred or sold, or potentially merged with other businesses and divisions within the Group.

During the course of 2010, the following disposals of certain non-core assets and businesses were made in furtherance of the State Aid restructuring plan:

•	On July 1, 2010, RBS Sempra Commodities, the Group’s joint venture with Sempra Energy, completed the previously announced sale of its Metals, Oil and European Energy business lines to J.P. Morgan.

•
On August 4, 2010, the Group announced that it has agreed to sell 318 branches in England and Wales and Scotland and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration for the transaction will be paid in cash and is subject to certain closing adjustments, including those relating to the performance of the business the Group has agreed to sell. European Commission / United Kingdom merger control clearance was received on October 15, 2010 and HM Revenue and Customs clearance was also received during the fourth quarter of 2010. The separation and transfer process is underway. The long stop contractual date is March 31, 2012.

•	On November 1, 2010, RBS Sempra Commodities, the Group’s joint venture with Sempra Energy, completed the sale of its Sempra Energy Solutions business to Noble Americas Gas and Power Corporation.

•
On November 30, 2010, the Group completed the previously announced sale of a controlling 80.01% interest in GMS to a consortium of Advent International (“Advent”) and Bain Capital (“Bain”). The Group retained a 19.99% shareholding in the new GMS group, to be known as WorldPay, and the Group will continue to promote and refer the GMS product suite as a valuable part of its offering to customers.

•
On December 1, 2010, the Group completed the previously announced sale by RBS Sempra Commodities, the Group’s joint venture with Sempra Energy, of substantial assets of its commodities trading North American Power and Gas business lines to J.P. Morgan Ventures Energy Corporation. The Group continues to consider and execute various alternatives for the modest level of residual assets and liabilities of the RBS Sempra Commodities business and announced on January 11, 2011 the sale of certain residual assets to Société Générale, including information technology and intellectual property assets, as well as exchange membership seats.

RBSG’s major shareholder and the Asset Protection Scheme

The United Kingdom Government currently holds approximately 68% of the issued ordinary share capital of RBSG.

Following the First Placing and Open Offer in December 2008, HM Treasury owned approximately 58% of the enlarged ordinary share capital of RBSG and £5 billion of non-cumulative sterling preference shares. In April 2009, RBSG issued new Ordinary Shares by way of the Second Placing and Open Offer, the proceeds from which were used in full to fund the redemption of the preference shares held by HM Treasury at 101% of their issue price together with the accrued dividend and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement. The Second Placing and Open Offer was underwritten by HM Treasury.

On December 22, 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. This increased HM Treasury’s economic interest in RBSG to approximately 84% which was reduced to approximately 83% following completion of conversions of certain preference shares into Ordinary Shares on March 31, 2010 and December 31, 2010. The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares. If the £8 billion Contingent B Shares were issued by RBSG to HM Treasury (which is subject to certain conditions being met), assuming no other dilutive issuances, HM Treasury’s economic interest in RBSG would increase further to approximately 85%. In addition, HM Treasury’s economic interest in RBSG would also increase if RBSG elects to issue B Shares to HM Treasury as a means of paying the annual fee due under the APS or the Contingent Subscription (both of which would require the consent of

HM Treasury) or to fund dividend payments under the terms of the Dividend Access Share or the B Shares.

HM Treasury has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued Ordinary Shares. Furthermore, HM Treasury has agreed that it shall not be entitled to vote in respect of the B Shares or the Dividend Access Share held by it to the extent that votes cast on such shares, together with any other votes which HM Treasury is entitled to cast in respect of any other shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution proposed at a general meeting of RBSG.

On December 22, 2009, the Group entered into the APS. For further details of the APS, the issuance of the £25.5 billion of B Shares, the Dividend Access Share and the £8 billion Contingent B Shares, see “Recent Developments—The APS: Principal Terms and Conditions” and “Recent Developments—Principal Terms of Issue of the B Shares and the Dividend Access Share” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing, among other things, details of recent developments disclosure relating to RBSG.

Relationship with RBSG’s major shareholder

The United Kingdom Government’s shareholding in RBSG is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UKFI, a company wholly owned by HM Treasury. The relationship between HM Treasury and UKFI, and between UKFI and Government investee banks is set out in the UKFI Framework Document and Investment Mandate, agreed between HM Treasury and UKFI.

The Framework Document sets out UKFI’s overarching objective, to “develop and execute an investment strategy for disposing of the investments in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition.”

It states that UKFI will operate “on a commercial basis and at arm’s length from Government” and will manage the United Kingdom financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies.” HM Treasury expects UKFI to act in the same way as any other engaged institutional shareholder would. The UKFI Investment Mandate states that it will “follow best institutional shareholder practice. This includes compliance with the Institutional Shareholders’ Committee’s Statement of Principles together with any developments to best institutional shareholder practice arising from recommendations or guidance contained in the Walker Review or elsewhere.”

In connection with its accession to the APS, the Group agreed with HM Treasury that it will be at the leading edge of implementing the G-20 principles and to consult with UKFI in connection with the Group’s remuneration policy and the Group made a commitment to HM Treasury to comply with the FSA Remuneration Code which came into force on January 1, 2010. On January 1, 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III. In addition, as a result of its accession to the APS, the Group also has reached agreement with HM Treasury in relation to remuneration arrangements for certain employees involved in the APS, including approval rights for the Asset Protection Agency on related performance targets. Separate to the shareholding relationship,

RBSG has a number of relationships with the United Kingdom Government arising out of the Government’s provision of support.

As a condition to HM Treasury support, RBSG has agreed to certain undertakings which may serve to limit the Group’s operations. For further details see the risk factor headed “As a condition to HM Treasury support, RBSG has agreed to certain undertakings which may serve to limit the Group’s operations” in the section headed “Risk Factors” above. Certain other considerations relating to RBSG’s relationship with HM Treasury and UKFI are set out in the risk factors headed “HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group” and “The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations”. Other than in relation to these areas, however, UKFI's governance documents state that the United Kingdom Government‘s intention is to allow the financial institutions in which it holds an interest to operate their business independently. No member of the Board represents or acts on the instructions of UKFI or HM Treasury. There is no further arrangement with UKFI in this regard, beyond usual shareholder rights, and no such arrangements with any other shareholder.

As a result of the United Kingdom Government’s holding, the United Kingdom Government and United Kingdom Government-controlled bodies became related parties of the Group. In the normal course of business the Group enters into transactions with many of these bodies on an arm’s length basis.

The Group is not a party to any transaction with the United Kingdom Government or any United Kingdom Government-controlled body involving goods or services which is material to the Group, or any such transaction that is unusual in its nature or conditions. To the Group's knowledge, the Group is not a party to any transaction with the United Kingdom Government or any United Kingdom Government-controlled body involving goods or services which is material to the United Kingdom Government or any United Kingdom Government-controlled body. However, given the nature and extent of the United Kingdom Government-controlled bodies, the Group may not know whether a transaction is material for such a party.

Any outstanding loans made by the Group to or for the benefit of the United Kingdom Government or any United Kingdom Government-controlled body, were made on an arm's length basis and (A) such loans were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectability or present other unfavorable features. The Group notes, however, that with respect to outstanding loans made by the Group to or for the benefit of the United Kingdom Government or any United Kingdom Government-controlled body, there may not exist any comparable transactions with other persons.

Litigation

As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBSG and other members of the Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in the sections entitled “Litigation” and “Investigations” on pages 39 to 48 (excluding the sub-headings “World Online International N.V.” and “Summary of other disputes, legal proceedings and litigation”), neither RBSG nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBSG is aware) during the 12 months prior to February 25, 2011, which may have, or have had in the recent past, significant effects on the financial position or profitability of RBSG and/or the Group taken as a whole.

In relation to the subject matter of this section, RBSG will comply with its obligations as a company with securities admitted to the Official List of the United Kingdom Listing Authority or as a supervised firm regulated by the FSA.

Unarranged overdraft charges

In the United States, Citizens, in common with other United States banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (“ATM”) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defenses to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation

RBSG and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period March 1, 2007 to January 19, 2009, and variously asserts claims under Sections 11, 12 and 15 of the U.S. Securities Act of 1933, Sections 10 and 20 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired Group ordinary securities and US American depositary receipts (“ADRs”) between March 1, 2007 and January 19, 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the April 8, 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

On January 11, 2011, the District Court dismissed all claims except those based on the purchase of RBSG Series Q, R, S, T, and/or U non-cumulative dollar preference shares. The Court has not yet considered potential grounds for dismissal of the remaining claims, and directed the Group to re-file its motion to dismiss those claims within 45 days of its ruling. On January 28, 2011, a new complaint was filed asserting claims under Sections 10 and 20 of the Exchange Act on behalf of a putative class of purchasers of ADRs.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defenses to the remaining and prospective claims and will defend them vigorously. The Group is unable to reliably estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Other securitization and securities related litigation in the United States

Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitization and securities underwriting businesses. In general, the cases involve the issuance of mortgage-backed securities, collateralized debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. The Group considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously. The Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

World Online International N.V.

In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay settlement sums to certain investors. The Group does not believe that such settlements or any final liability or loss will have a significant effect on the Group’s financial position or profitability.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for US$270 million.  This is a clawback action similar to claims filed against six other institutions in December 2010.  RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds.  The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million  from its swap counterparties while RBS N.V. “knew or should have known of Madoff’s possible fraud.” The Trustee alleges that those transfers were preferences or fraudulent conveyances under the United States bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. The Group considers that it has substantial and credible legal and factual defenses to the claim and intends to defend it vigorously.

Summary of other disputes, legal proceedings and litigation

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group’s financial position or profitability in any particular period.

Investigations

The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues, including those related to compliance with applicable anti-bribery, anti-money laundering and applicable sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorizations and licenses, reputation, results of operations or the price of Securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s businesses and earnings.

Retail banking

In the European Union, regulatory actions included an inquiry into retail banking initiated on June 13, 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On January 31, 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the European Commission launched an initiative pressing for increased transparency of bank fees.

Multilateral interchange fees

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (“MIF”) arrangement for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by June 21, 2008.

MasterCard appealed against the decision to the European Court of First Instance on March 1, 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The European Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa’s cross-border MIF were exempted in 2002 by the European Commission for a period of five years up to December 31, 2007 subject to certain conditions. On March 26, 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on April 6, 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.

However on April 26, 2010 Visa announced it had reached an agreement with the European Commission as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalized for a four-year period commencing December 2010 under Article 9 of Regulation 1/2003. The European Commission is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

In the United Kingdom, the Office of Fair Trading (“OFT”) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the “CAT”) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On February 9, 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court’s judgment, although it has reserved the right to do so if it considers it appropriate. The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Gender equality in insurance contracts

On March 1, 2011, the European Court of Justice (“ECJ”) upheld a ruling that insurers are no longer allowed to use gender as a rating factor across the insurance industry.  This will have a significant impact on the insurance industry in calculating premiums and determining benefits.  The Group is currently working through the findings, and any changes arising will be implemented by December 2012 in line with the ruling from the ECJ.  At this stage, it is not possible to estimate the impact which the ECJ's ruling may have on the Group's businesses, financial position or profitability.

Payment Protection Insurance

Having conducted a market study relating to Payment Protection Insurance (“PPI”), on February 7, 2007 the OFT referred the PPI market to the Competition Commission (“CC”) for an in-depth inquiry. The CC published its final report on January 29, 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On October 16, 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On May 14, 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product. On October 14, 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. The CC intends to make the final order in the first quarter of 2011, with the key measures coming into force in October 2011 and April 2012.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the misselling of PPI policies have been made to banks and to the Financial Ombudsman Service (“FOS”) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March

2010. The FSA published its final policy statement on August 10, 2010 and instructed firms to implement the measures contained in it by December 1, 2010. The new rules impose significant changes with respect to the handling of misselling PPI complaints. On October 8, 2010, the British Bankers’ Association filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. The  court hearing took place from January 25, 2011 to January 28, 2011 and judgment is awaited. The Group is unable to reliably estimate the liability, if any, that might arise from this litigation or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period. Separately, discussions continue between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts

On July 16, 2008, the OFT published the results of its market study into personal current accounts (“PCAs”) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On October 7, 2009, the OFT published a follow-up report summarizing the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On December 22, 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organizations, with the aim of reporting on progress by the end of March 2010. On March 16, 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry. The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. The next progress report is expected to be published by the OFT in March 2011.

On May 26, 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and SMEs (up to £25 million turnover) and will look at products which require a banking license to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and

Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Equity underwriting

On June 10, 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services and sought views on scope by July 9, 2010. The OFT study was formally launched on August 6, 2010. The OFT undertook to examine the underwriting services for the different types of share issue used by FTSE 350 firms to raise capital in the UK including rights issues, placings and follow-on offers, but excluding initial public offerings. The OFT has been looking at the way that the market works and the following three key issues: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT published its report on January 27, 2011 identifying certain concerns around the level of equity underwriting fees. The OFT has identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market. It is currently consulting on its provisional decision not to refer the market to the CC. The Group is engaged in the OFT market study and it is not possible to estimate with any certainty what effect this study and any related developments may have on the Group, its business or results of operations.

Independent Commission on Banking

On June 16, 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (“ICB”). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as “too big to fail”. The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. The Group has responded to the call for evidence by the ICB. In addition, the Group attended a private hearing, as well as public hearings in Edinburgh and Cardiff, in December 2010. An issues paper by the ICB is expected in spring 2011. At this stage it is not possible to estimate the effect of the ICB’s report and recommendations upon the Group, if any.

US dollar clearing activities

In May 2010, following a criminal investigation by the United States Department of Justice (the “DoJ”) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement (the “DPA”) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12-month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.’s operations, any of which could have a material adverse effect on its business, reputation, results of operation and financial condition.

Securitization and collateralized debt obligation business

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage backed securities underwritten by subsidiaries of the Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from Group employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitization of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including a Group subsidiary, seeking information related to residential mortgage lending practices and sales and securitization of residential mortgage loans. This investigation is ongoing and the Group is co-operating.

Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitization and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. The Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitization transaction. More recently, in September 2010, Group subsidiaries received a request from the Nevada State Attorney General requesting information related to securitizations of mortgages issued by three specific originators. The investigation by the Nevada Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBSG and its subsidiaries are co-operating with these various investigations and requests.

US mortgages

The Group's Global Banking & Markets N.A. (“GBM N.A.”), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage backed securities (“RMBS”). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (“GSEs”) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM

N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two-year period ended December 31, 2010, GBM N.A. has received approximately £17 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

GBM N.A. has been named as a defendant in a number of suits relating to its role as issuer and underwriter of RMBS (See “—Litigation—Other securitization and securities related litigation in the United States” above). Those lawsuits are in their early stages and we are not able to predict the outcome of such proceedings or their effect on the Group.

Citizens has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. During the two-year period ended December 31, 2010, Citizens has received approximately US$26 million in repurchase demands in respect of loans originated. However, repurchase demands presented to Citizens are subject to challenge and, to date, Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or Citizens may be, and cannot give any assurance that the historical experience will continue in the future.  Furthermore, the Group is unable estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s business, financial condition, results of operations, cash flow and the value of its Securities.

Other investigations

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBSG and its subsidiaries co-operated fully with this review and investigation. On December 2, 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. The Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On January 11, 2011, the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBSG and its subsidiaries are co-operating fully with this investigation.

In the United States, RBSG and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organizations, and state governmental agencies including in connection with sub-prime mortgages and securitizations, collateralized debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBSG and its subsidiaries are co-operating with these various requests for information and investigations.

The Federal Reserve and state banking supervisors have been reviewing the Group's U.S. operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date. The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters.  Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to the Group and its subsidiaries, could have a material adverse effect on the Group's business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)
By:	/s/ Jan Cargill
	Name:	Jan Cargill
	Title:	Deputy Group Secretary

March 8, 2011